Exhibit 21.1
INOVIO PHARMACEUTICALS, INC.
Subsidiaries

Subsidiary Name(1)	Jurisdiction of Organization
Genetronics, Inc.	California
VGX Pharmaceuticals, LLC	Delaware
VGX Animal Health, Inc.	Delaware
GENEOS Therapeutics, Inc.	Delaware